FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2008
Commission File Number: 000-29360

RiT TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8 (File Nos. 333-07510, 333-07512, 333-08206, 333-13656, 333-90750 and 333-117646) and Form F-3 (File No. 333-118354), to be a part thereof from the date on which this report is submitted, to the extent not superceded by documents or reports subsequently filed or furnished.

CONTENTS

Continued Listing on Nasdaq

On October 23, 2008, RiT Technologies Ltd. (the “Company”) announced that Nasdaq has determined to temporarily suspend the enforcement of the minimum bid price requirement of $1.00 per share set forth in Nasdaq Marketplace Rules through January 16, 2009. As a result of the suspension, the Company has until March 6, 2009 to demonstrate compliance with the bid price requirement. A copy of the press release is attached hereto as exhibit 99.1 and is incorporated herein by reference.

Financial Results

On October 30, 2008, the Company announced its unaudited financial results for the third quarter of 2008. A copy of the press release is attached hereto as exhibit 99.2 and is incorporated herein by reference.

Carrier Distributor Agreement

As required by the Israeli Companies Regulations (Relief for Interested Party Transaction), 2000 (the “Relief Regulations”), the Company hereby reports the following details regarding a distribution agreement:

Background

On November 4, 2008, the Company announced that it has appointed STINS COMAN Corporation, a subsidiary of STINS COMAN Incorporated, the Company’s principal shareholder (collectively, “STINS COMAN”), to be its non-exclusive distributor of carrier solutions in the CIS market. A copy of the press release is attached hereto as exhibit 99.3 and is incorporated herein by reference.

STINS COMAN has served as the Company’s distributor of Enterprise Solutions in Russia since 1994 and has worked with the Company consistently since that date. In May 2005, the Company has entered into an International Distributor Agreement with STINS COMAN (the “Enterprise Distributor Agreement”), whereby STINS COMAN was appointed as the Company’s non-exclusive distributor of Enterprise Solutions in Russia. Following approval of the Company’s Audit Committee and Board of Directors, the Company’s shareholders approved the renewal of the Enterprise Distributor Agreement in the annual general meeting held in August 2008. See the Notice and Proxy Statement for 2008 Annual General Meeting that was filed as Exhibit 99.3 to the Form 6-K filed with the SEC on July 24, 2008 and is incorporated herein by reference.

In September 2008, the Company has entered into an International Carrier Solutions Distributor Agreement with STINS COMAN, whereby STINS COMAN was appointed as the Company’s non-exclusive distributor of carrier solutions in the CIS market, subject to the approval of the Company’s Audit Committee and Board of Directors.

Reasons for the Transaction

On October 29, 2008, the Company’s Audit Committee and Board of Directors approved the transaction and determined that it is in the Company’s best interest, is in the ordinary course of business and on market terms. In reaching such determination, the Company’s Audit Committee and Board of Directors considered, among other things, the following factors:

—	the previous satisfactory relationship with STINS COMAN;

—	the Carrier Distributor Agreement is an umbrella agreement that merely provides a framework for future deals in the carrier market in the CIS market, the terms of each of which would require further approval of the Company’s Audit Committee and Board of Directors;

—	the non-exclusivity of the appointment allows the Company to continue the use of other local distributors; and

—	the indications that STINS COMAN has already been able to identify and promote potential carrier deals for the Company in the CIS market.

Summary of the Carrier Distributor Agreement

Under the Carrier Distributor Agreement, STINS COMAN has the non-exclusive right to distribute, sell, and/or maintain our carrier solutions products (as defined therein) in the CIS market.

Pursuant to the Carrier Distributor Agreement, STINS COMAN undertook a series of obligations, such as to maintain an adequate and aggressive sales organization to distribute and procure sales, to actively promote and create a demand for our products, and to assure adequate advisory, installation and support services. The Company undertook a series of obligations, such as to supply STINS COMAN, at no cost, with such aids and technical assistance as the Company deems necessary to aggressively pursue product sales. The Company also extended STINS COMAN a limited warranty on the products.

The prices at which STINS COMAN is entitled to buy products is at the recommended price list existing at the time the Company accepts each purchase order, unless otherwise agreed by the parties with respect to each deal, on a case-by-case basis which, in the case of the Company, would require further approval of the Company’s Audit Committee and Board of Directors.

The Carrier Distributor Agreement is attached hereto as exhibit 99.4 and is incorporated herein by reference. The foregoing description of the terms of the Carrier Distributor Agreement is only a summary thereof and is qualified in its entirety by reference to the full text of the Distributor Agreement.

IMPORTANT NOTE: Under Rule 1C of the Relief Regulations, a shareholder(s) holding more than 1% of the Company’s outstanding shares may demand, by sending a written request to the Company’s principal offices (RiT Technologies Ltd., 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, Attn.: VP Finance) no later than November 18, 2008, that the Company convene a shareholder meeting to approve the said transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2008	RiT TECHNOLOGIES LTD. By: /s/ Simona Green —————————————— Simona Green VP Finance

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Press Release: RiT Technologies Announces Extension of Compliance Period for Continued Listing on Nasdaq, dated October 23, 2008.

99.2	Press Release: RiT TECHNOLOGIES REPORTS RESULTS FOR Q3 2008, dated October 30, 2008.

99.3	Press Release: RiT TECHNOLOGIES APPOINTS STINS COMAN DISTRIBUTOR IN CIS MARKET, dated November 4, 2008.

99.4	International Carrier Solutions Distributor Agreement with STINS COMAN, dated September 7, 2008